January 17, 2024

By EDGAR Submission

Doris Stacey Gama

Suzanne Hayes

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	V.F. Corporation (the “Company”)

Form 8-K

Filed December 18, 2023

File No. 001-05256

Dear Ms. Gama and Ms. Hayes:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 5, 2024 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K filed with the Commission on December 18, 2023. For ease of reference, your comment appears in italics directly above the Company’s response.

Current Report on Form 8-K

Item 1.05 Material Cybersecurity Incidents

1.

We note that at the time of filing, the full scope, nature and impact of the unauthorized occurrences were not yet known. Additionally, while it had and was expected to be reasonably likely to continue to have a material impact on your business operations, you had not yet determined whether the incident is likely to materially impact your financial condition or results of operations. When you file your amended Form 8-K pursuant to Instruction 2 to Item 1.05 of Form 8-K, please also expand your disclosure to address the following items:

•	expand your discussion to describe the scope of your business operations impacted; and

•	describe the known material impact(s) the incident has had and the material impact(s) that are likely to continue.

In considering material impacts, please describe all material impacts. For example, consider vendor relationships and potential reputational harm related to stolen data and unfulfilled orders, as well as any impact to your financial condition or results of operations.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that when the Company files its amended Form 8-K, it will (i) expand the disclosure to describe the scope of impacted business operations and (ii) describe all known material impacts the incident has had and all known material impacts that are likely to continue.

VF CORPORATION | 1551 Wewatta St., Denver, CO 80202 | VFC.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

We appreciate the Staff’s time and attention. I am available to discuss the Staff’s comment and our response, as needed.

Sincerely,

/s/ Jennifer Sim
Jennifer Sim
EVP, General Counsel and Secretary

cc:	Matthew Puckett, EVP and Chief Financial Officer of the Company

Eric Forni, DLA Piper LLP (US)

Jon Venick, DLA Piper LLP (US)

VF CORPORATION | 1551 Wewatta St., Denver, CO 80202 | VFC.com